Exhibit (e)(12)

Execution Version

Novartis International AG

Lichtstrasse 35

CH-4056

Basel, Switzerland

STRICTLY PRIVATE AND CONFIDENTIAL

September 6, 2025

Sandeep Kulkarni (Co-Founder and CEO)

Tourmaline Bio Inc.

27 West 24th Street, Suite 702

New York, New York 10010

Re: Proposed Transaction

Dear Sandeep:

This letter agreement (this “Letter Agreement”) is entered into by (i) Novartis International AG (“Novartis”), and (ii) Tourmaline Bio, Inc. (the “Company”). Each of Novartis and the Company is referred to herein as a “Party” and, together, the “Parties”.

The Parties are entering into this Letter Agreement in connection with the consideration of a possible transaction (the “Proposed Transaction”) under which Novartis or one of its affiliates would acquire all of the outstanding common stock of the Company on the terms set forth in the non-binding offer letter provided to the Company by Novartis on the date hereof (the “Proposal Letter”) and/or such other terms as the Parties shall mutually agree, and in recognition of Novartis’s expenditure of financial resources, time and effort in the due diligence evaluation of the Proposed Transaction and the negotiation of a merger agreement and such other agreements that are necessary or customary for a transaction of this type in connection with the Proposed Transaction (collectively, the “Definitive Agreements”).

In consideration of the foregoing, the Parties agree as follows:

1.            Exclusivity. (a) During the Exclusivity Period (as defined below), the Company shall not, shall cause its subsidiaries not to, and shall not authorize or knowingly permit its or their respective Representatives (as defined below) to, directly or indirectly (other than with respect to Novartis or its affiliates):

(1)     solicit, initiate, propose or take any action to knowingly encourage any inquiries or the submission of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal or otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal;

(2)     enter into, continue or otherwise participate in any discussions or negotiations regarding, furnish to any Third Party any information or data relating to, afford access to the business, personnel, properties, assets, books or records of the Company and its subsidiaries in connection with, or otherwise cooperate with any Person with respect to, any Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal;

(3)     grant any waiver, amendment or release of or under, or fail to enforce, any confidentiality, standstill or similar agreement (or any confidentiality, standstill or similar provision of any other contract); provided that, if the board of directors of the Company determines in good faith, after consultation with outside legal counsel,that the failure to take such action would be inconsistent with its fiduciary duties under applicable law, the Company may waive any such standstill provision solely to the extent necessary to permit the applicable Person (if such Person has not been solicited in breach of this Letter Agreement) to make, on a confidential basis to the board of directors of the Company, an Acquisition Proposal, conditioned upon such Person agreeing that the Company shall not be prohibited from providing any information to Novartis (including regarding any such Acquisition Proposal) in accordance with this Letter Agreement;

(4)     enter into any letter of intent, contract, commitment or agreement in principle with respect to an Acquisition Proposal or enter into any contract or commitment requiring the Company to abandon, terminate or fail to consummate the Proposed Transaction or that would otherwise materially impede the ability of Novartis or its affiliates to consummate the Proposed Transaction;

(5)     take any action or exempt any Third Party from the restriction on “business combinations” or any similar provision contained in any “moratorium,” “control share acquisition,” “fair price,” “interested stockholder,” “affiliate transaction,” “business combination” or similar state anti-takeover laws and regulations, and any similarly restrictive provision in the organizational documents of the Company or its subsidiaries, or grant a waiver under Section 203 of the General Corporation Law of the State of Delaware; or

(6)     resolve, propose or agree to do any of the foregoing.

(b)           During the Exclusivity Period:

(1)     the Company shall, as promptly as practicable, and in any event no later than 24 hours after receipt thereof, notify one of Novartis or Novartis’ legal counsel, email being sufficient, of any Acquisition Proposal or any inquiry, proposal or offer that expressly contemplates or could reasonably be expected to lead to an Acquisition Proposal;

(2)     the Company shall, and shall cause its subsidiaries and its and their respective Representatives to, (i) cease and cause to be terminated any existing solicitations, encouragements, facilitations, discussions or negotiations with any Third Party with respect to an Acquisition Proposal, and (ii) terminate access to any physical or electronic data rooms relating to a possible Acquisition Proposal; and

(3)     the Company shall use its reasonable best efforts to enforce the terms of each confidentiality agreement entered into with any such Third Party in respect of an Acquisition Proposal.

2.             Certain Definitions. For purposes hereof:

(1)     “Acquisition Proposal” means any inquiry, offer, proposal or indication of interest (in writing or otherwise) from any Third Party relating to any transaction or series of related transactions involving (i) any acquisition or purchase by any Third Party, directly or indirectly, of 20% or more of any class of outstanding voting or equity securities of the Company, or any tender offer or exchange offer that, if consummated, would result in any Third Party beneficially owning 20% or more of any class of outstanding voting or equity securities of the Company, (ii) any merger, amalgamation, consolidation, share exchange, business combination, liquidation, dissolution or similar transaction involving the Company or any subsidiary of the Company that, if consummated, would result in any Third Party, directly or indirectly, (A) acquiring assets (including equity interests of any subsidiary of the Company) of the Company or any subsidiary of the Company representing 20% or more of the Company’s consolidated assets (based on the fair market value thereof) or (B) beneficially owning 20% or more of any class of outstanding voting or equity securities of the Company or of the surviving entity or of the resulting direct or indirect parent of the Company or such surviving entity, (iii) any acquisition or license of, or joint venture, collaboration or other similar transaction involving, assets (including equity interests of any subsidiary of the Company) of the Company or any subsidiary of the Company representing 20% or more of the Company’s consolidated assets (based on the fair market value thereof), (iv) any acquisition or license (other than any non-exclusive license and non-material license granted by the Company in the ordinary course of business consistent with past practice) of, or joint venture, collaboration or other similar transaction with respect to, any Company Product or (v) any combination of the foregoing.

(2)     “Company Product” means any product or product candidate (including any pharmaceutical or medicinal therapy agents, compounds or molecules) subject to a non-clinical or clinical trial, or being researched, tested, developed, manufactured, imported, exported or otherwise exploited by, or on behalf of, the Company or any subsidiary of the Company or any other product with respect to which the Company or any subsidiary of the Company has royalty rights, including Pacibekitug (TOUR-006), in each case, in any dosage form or formulation.

(3)     “Exclusivity Period” means the period beginning on the date of this Letter Agreement and ending on the earliest to occur of: (i) the execution by the Parties of the Definitive Agreements, (ii) 11:59 p.m. (New York Time) on Monday, September 8, 2025, (iii) the time at which Novartis notifies the Company that Novartis has determined not to proceed with the Proposed Transaction (iv) the time that Novartis proposes either any reduction in the purchase price or any material revision adverse to the Company to any other material terms in respect of the Proposed Transaction from the terms provided to the Company in the Final Proposal of Novartis dated September 5, 2025 and (v) such time and date as Novartis and the Company mutually agree to discontinue discussions of the Proposed Transaction.

(4)     “Person” means an individual, corporation, partnership, joint venture, association, trust, unincorporated organization, limited liability company or other entity.

(5)     “Representatives” means, with respect to any Person, such Person’s directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, auditors, consultants, agents and other representatives.

(6)     “Third Party” means any Person or “group” (as defined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of Persons, other than Novartis or any of its affiliates.

3.             Representatives. The Company shall ensure that its Representatives who are or become aware of the Proposed Transaction (or any potential transaction described in the definition of Acquisition Proposal) are aware of the provisions of this Letter Agreement. The Company hereby agrees that violation of this Letter Agreement by any subsidiary of the Company or any Representative of the Company or any subsidiary of the Company shall be deemed to be a breach of this Letter Agreement by the Company.

4.             Definitive Agreements. Notwithstanding the foregoing, the Parties agree that unless and until the Definitive Agreements have been executed and delivered (and in that case, subject to the terms, conditions and limitations set forth therein), neither Novartis nor the Company will be under any legal obligation of any kind whatsoever with respect to the Proposed Transaction by virtue of this Letter Agreement or any written or oral expression with respect to the Proposed Transaction by any of their respective Representatives, in each case except for the following (which shall constitute binding and legally enforceable obligations of the applicable Parties): (i) the express undertakings of the Company in this Letter Agreement and (ii) the obligations of the Parties set forth in the non-disclosure agreement by and between the Company and Novartis International AG dated August 19, 2025 (as such agreement may be amended from time to time, the “Confidentiality Agreement”). This Letter Agreement is subject to and shall be kept confidential in accordance with the Confidentiality Agreement.

5.             No Conflicts. The Company represents and warrants to Novartis that it is free to enter into this Letter Agreement and that the entry by the Company into this Letter Agreement will not conflict with the rights of any other Person.

6.             Governing Law; Jurisdiction; Waiver of Jury Trial. This Letter Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the conflict of laws rules thereof. The Parties hereby irrevocably consent to the exclusive jurisdiction of the Delaware Chancery Court and any federal court located in the State of Delaware or other Delaware state court for any action, suit or proceeding arising out of or relating to this Letter Agreement and the Proposed Transaction, and agree not to commence any action, suit or proceeding related thereto except in such courts. EACH OF THE PARTIES HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING (WHETHER BASED ON CONTRACT, TORT, OR ANY OTHER THEORY) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS LETTER AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY, OR THE NEGOTIATION, ADMINISTRATION, PERFORMANCE, OR ENFORCEMENT HEREOF OR THEREOF.

7.             Specific Enforcement. The Parties acknowledge that a breach of this Letter Agreement could cause irreparable harm for which monetary damages would be an inadequate remedy. Accordingly, the Parties hereby agree that each Party shall be entitled to seek equitable relief in the event of any breach or threatened breach of this Letter Agreement, including injunctive relief against any breach thereof and specific performance of any provision thereof, in addition to any other remedy to which the relevant Party may be entitled, as may be granted by a court of competent jurisdiction. In any action for equitable relief under this Letter Agreement, each Party waives the defense of adequacy of a remedy at law and waives any requirement for the securing or posting of any bond in connection with such remedy.

8.             Counterparts; Parties; No Assignment. This Letter Agreement may be executed by scanned pdf/e-mail and by any number of counterparts, each of which shall constitute an original and all of which, taken together, shall constitute one and the same agreement. This Letter Agreement is for the sole benefit of the Parties and nothing herein, express or implied, shall give or be construed to give any other person any legal or equitable rights hereunder. This Letter Agreement shall not be assigned without the prior written consent of the non-assigning Party, except that Novartis may assign this Letter Agreement to any of its affiliates without the prior written consent of the Company.

9.             Notices. All notices permitted or required under this Letter Agreement will be in writing and will be sent by email, (i) in the case of Novartis, to Jonathan Emery (email: ***) and (ii) in the case of the Company, to Brad Middlekauff (email: ***), or such other address as either Party may specify in writing. All such notices will be deemed given upon receipt.

10.           Amendment; Entire Agreement. This Letter Agreement may only be amended with the prior written consent of Novartis and the Company. This Letter Agreement, together with the Proposal Letter and the Confidentiality Agreement, is the complete and exclusive agreement of the Parties with respect to the subject matter hereof.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have caused this Letter Agreement to be executed by their duly authorized representatives.

NOVARTIS INTERNATIONAL AG		TOURMALINE BIO, INC.

By:	/s/ Tariq El Rafie	By:	/s/ Brad Middlekauff
Name:	Tariq El Rafie	Name:	Brad Middlekauff
Title:	Global Head, M&A Transactions	Title:	Chief Business Officer and General Counsel

By:	/s/ Jonathan Emery
Name:	Jonathan Emery
Title:	Head Legal M&A

[Signature Page to Exclusivity Agreement]